UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Natuzzi S P A

(Name of Issuer)

A.D.R.

American Depositary Shares, eachrepresenting one Ordinary Share

(Title of Class of Securities)

63905A 10 1

(CUSIP Number)

October 29, 2008

(Date of Event Which Requires Filing of this Statement)

Check theappropriate box to designate the rule pursuant to which this Schedule is filed:

( )Rule13d-1(b)

(x) Rule13d-1(c)

( )Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class ofsecurities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the SecuritiesExchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

1. Names of Reporting Persons. Quaeroq cvba
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)

3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Belgium
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,760,400
8. Shared Voting Power None
9. Sole Dispositive Power 2,760,400
10. Shared Dispositive Power None
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,400
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 5.03%
14. Type of Reporting Person (See Instructions) IV

13G

ITEM 1.

(a) Name of Issuer: Natuzzi SPA

(b) Address of Issuer's Principal ExecutiveOffices: Via Iazzitiello 47, Santeramo, 70029 Italy

ITEM 2.

(a) Name of Person Filing: Quaeroq cvba

(b) Address of Principal Business Office,or if None, Residence: Franklin Rooseveltlaan 180, 8790 Waregem - Belgium

(c) Citizenship: Belgium

(d) Title of Class of Securities: A.D.R.

(e) CUSIP Number: 63905A 10 1

ITEM 3. IF THIS STATEMENT IS FILEDPURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSONFILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regardingthe aggregate number and percentage of the class ofsecurities of the issuer identified in Item 1.

(a) Amountbeneficially owned:

See item 11 of cover page

(b) Percent of class:

See item 13 of cover page

(c) Number of shares as to which suchperson has:

(i) Sole power to vote or to direct thevote:

See item 7 of cover page

(ii) Shared power to vote or to direct thevote:

See item 8 of cover page

(iii) Sole power to dispose or to directthe disposition of:

See item 9 of cover page

(iv) Shared power to dispose or to directthe disposition of:

See item 10 of cover page

INSTRUCTION. For computations regardingsecurities which represent a right to acquire an underlyingsecurity SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESSOF A CLASS.

If this statement is being filed to reportthe fact that as of the date hereof the reporting personhas ceased to be the beneficial owner of more than five percentof the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a grouprequires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENTON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATIONOF THE SUBSIDIARY WHICH ACQUIRED THE SECURITYBEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATIONOF MEMBERS OF THE GROUP.

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to thebest of my knowledge and belief, the securities referred to abovewere not acquired and are not held for the purpose of or with the effectof changing or influencing the control of the issuer of the securitiesand were not acquired and are not held in connection with or as aparticipant in any transactionhaving such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best ofmy knowledge and belief, I certify that the information set forth inthis statement is true, complete and correct.

November 17, 2008

(Date)

DimitriDuffeleer,

representative of

At Infinitum nv

(Signature)

Administrator

(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that apower of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)